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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315


6 May 2003



         JUPITERS CLARIFIES SARS IMPACT ON EARNINGS AS RELATIVELY MINOR
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Following media reports regarding the potential effect of Severe Acute
Respiratory Syndrome (SARS) on Australian casino earnings, Jupiters considers it important to clarify that the potential impact of SARS on the company's earnings to 30 June 2003 is relatively minor.

The International Commission Business (ICB) is the principal segment impacted by the reduction in international visitors to Australia. The company has a policy of maintaining revenue from the ICB segment to within 10-15% of total company revenue primarily to reduce the company's exposure to the inherent volatility in this business segment.

It also has the effect of reducing the impact to the company's earnings from abnormal events such as the SARS epidemic.

Assuming the SARS situation does not deteriorate further, the company expects pre-tax earnings for the year to 30 June 2003 to be reduced by between $1 million to $3 million due to the SARS related effect on inbound tourism and the International Commission Business.


For further information please telephone:

Mr Nigel Kassulke
Cannings
Phone: 02 9252 0622


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